UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated August 26, 2021

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Level 7, 420 King William Street

Adelaide SA 5000

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Appointment of Chief Financial Officer

On August 26, 2021, the Board appointed Ms. Jing Zhuo ("Ms. Zhuo") as Chief Financial Officer of Integrated Media Technology Limited (the "Company") replacing Mr. Cecil Ho with effect from August 26, 2021. Ms. Zhuo who currently is our independent Director will become an executive director. Ms. Zhuo will resign as a member of the Audit Committee and the Nomination and Remuneration Committee.

Ms. Zhuo was the Executive Vice General Manager of Dalian Jiujiu Technology Company Ltd. ("Dalian Jiujiu"), a company in the business of IT technology development and consultancy. Ms. Zhuo manages all the financial matters for Dalian Jiujiu including capital market initiatives. She has worked in Dailan Jiujiu since 2019. Ms. Zhuo has extensive experience in financial management in the technology industry and in the capital market. Prior to joining the Dalian Jiujiu, Ms. Zhuo has worked in senior positions, including software development, for a number of companies. In 2009, Ms. Zhuo received a Master of Science in Financial Management from Dongbei University of Finance & Economics in Dalian City, Liaoning province, China.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: August 26, 2021

Integrated Media Technology Limited

By:	/s/ Xiaodong Zhang
Name:	Xiaodong Zhang
Title:	Chief Executive Officer